Michael E. Tenta
+1 650 843 5636	VIA EDGAR
mtenta@cooley.com

December 16, 2016

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Mary Beth Breslin
Jeffrey Gabor

Re:	SteadyMed Ltd.
Registration Statement on Form S-3
Filed November 18, 2016
File No. 333-214707

Dear Ms. Breslin and Mr. Gabor:

On behalf of our client, SteadyMed Ltd., a company incorporated under the laws of Israel (the “Company”), we submit this letter in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 30, 2016 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3, filed November 18, 2016, File No. 333-214707 (“Form S-3”).

Concurrently with the submission of this letter, the Company is filing an Amendment No. 1 to the Form S-3 (“Form S-3/A”) in response to the Comment Letter.

Staff Comment and Company Response

Prospectus Cover Page

1.                                      It appears that the aggregate market value of your voting and non-voting common equity held by non-affiliates during the 60 days prior to the date of filing of the registration statement may not have exceeded $75 million, as required by General Instruction I.B.1 of Form S-3. Please revise your prospectus cover page to disclose the calculation of the aggregate market value of your outstanding voting and non-voting common equity and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Refer to Instruction 7 to General Instruction I.B.6. Otherwise, please provide us your analysis demonstrating your eligibility to use Form S-3.

Response: The Company acknowledges the Staff’s comment and has provided the additional disclosure in accordance with Instruction 7 to General Instruction I.B.6 of Form S-3 on the prospectus cover page of its Form S-3/A as requested.

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Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000  f: (650) 849-7400  cooley.com

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Form S-3/A or this response letter to me at (650) 843-5636.

Sincerely,

/s/ Michael E. Tenta
Michael E. Tenta

cc:	Jonathan M.N. Rigby, SteadyMed Ltd.
David W. Nassif, SteadyMed Ltd.
Rose L. Standifer, Cooley LLP